                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2003

                        Commission File Number 000-29103


                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                               5 Yishun Street 23
                                Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F   X       Form 40-F
               -----               -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                 No   X
         -----              -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     ST ASSEMBLY TEST SERVICES LTD
                                     By:


                                     /s/ Tan Lay Koon
                                     ------------------------------------
                                     Name  : Tan Lay Koon
                                     Title : President & Chief Executive Officer
                                     Date  : 30 December, 2003

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FOR IMMEDIATE RELEASE

JOINT PRESS RELEASE

                    STATS ENTERS INTO STRATEGIC ALLIANCE WITH
                 SIMMTECH FOR SUBSTRATE SUPPORT AND TECHNOLOGY

SEOUL, KOREA, SINGAPORE AND MILPITAS, CALIFORNIA, DECEMBER 29, 2003 - ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced the formation of a strategic alliance with SimmTech Co Ltd ("Simmtech" - NNM : SIMMF ), a leading provider of semiconductor substrate material and telecommunications-related printed circuit boards (PCB), for substrate support and technology.

Under the terms of the strategic alliance, STATS will invest about $15 million through a collateralized convertible note in Simmtech, and Simmtech will commit to supply guaranteed amount of PCB substrates to STATS over the next 5 years. Simmtech will utilize the cash investment for capacity expansion to support STATS requirements and future growth. In addition, Simmtech and STATS also agree to work together to co-develop certain substrate enabling technologies.

Se Ho Chun, Chief Executive Officer of Simmtech, said, "We have formed a long-term cooperative relationship with a leading semiconductor company and in the process, secured a premier customer in the area of non-memory through this alliance with STATS. This partnership solidifies Simmtech's leading position as a foremost provider of semiconductor PCB substrates and is validation that Simmtech has obtained recognition from the semiconductor industry for our technology, quality, price and timeliness in meeting deadlines."

There has been acceleration in semiconductor PCB substrate demand as the packaging industry migrates from traditional lead-frame to substrate in packaging, bringing along fundamental changes to the packaging industry. Increasingly, substrate technology is becoming a critical enabling technology of future advanced laminate packages.

"Our laminate package business is the fastest growing of our assembly business. In the third quarter, it accounted for about 42% of our assembly revenues.

This strategic alliance will allow STATS and Simmtech to jointly work on enabling substrate technology and engineering alignment. Simmtech will also guarantee the supply of part of our substrate requirements as we continue to ramp up laminate packages in line with our customers' migration from traditional lead-frame packages. Apart from giving STATS flexibility on delivery lead-times, Simmtech will provide STATS with capacity allocations and technology support. This collaboration affirms our commitment to provide a range of cost-effective integrated assembly solutions to our customers as we address emerging industry demands and combines STATS proficiency in IC packaging with Simmtech's expertise in PCB substrate manufacturing.

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In addition, STATS will continue to strengthen its relationships with a number of other suppliers and will work with them on our future requirements," said Tan Lay Koon, STATS President and Chief Executive Officer.


ABOUT SIMMTECH CO LTD. (SIMMTECH)

Simmtech Co., Ltd., which was established in 1987, is a company that specializes in manufacturing semiconductor and telecommunication-related PCB. Simmtech was registered with KOSDAQ in December 1999. Simmtech is the world's leading manufacturer of memory module-related multi-layered PCB. In the area of packaged substrate, Simmtech was the first company in Korea to set up an exclusive line in 1996 and has secured a high technological competitiveness through steady technological developments over the years. In addition, Simmtech has recently increased its manufacturing of telecommunication-related build-up multi-layered boards, which has rapidly increased in demand. Simmtech is expected to take another leap forward in the coming years with its introduction of B2it board technology, which is the next generation build-up manufacturing technology. By the end of November this year, Simmtech has achieved Won 77.4 billion in sales with Won 3.1 billion in net profit. Because Simmtech has already completed its facilities investments, it is expected that Simmtech's results will greatly improve next year due to the continuously thriving IT industry.


KOREA CONTACTS:

YG Kim
Director, CFO,  Investor Relations
Tel: 82-2-3218-6210, Fax: 82-2-3218-6209
email: ygkim@simmtech.co.kr


ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)
ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan, China and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com

Certain of the statements in this press release including statements regarding industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated 31 March 2003. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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
SINGAPORE CONTACTS:

Elaine Ang                                                    Khor Hwee Eng
Manager, Investor Relations / Corporate Communications        Senior Communications Executive
Tel: (65) 6824 7705, Fax: (65) 67207826                       Tel: (65) 6824 7718, Fax: (65) 67207826
email: angelaine@stats.st.com.sg                              email: khorhweeeng@stats.st.com.sg



US CONTACTS:

Drew Davies                                                   Lisa Lavin
Director, Investor Relations                                  Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652                      Tel: (208) 939 3104, Fax: (208) 939 4817
email: daviesd@statsus.com                                    email: lavinl@statsus.com
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